No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On June 22, 2018, Honda Motor Co., Ltd. (the “Company”) filed its Documents on Corporate Governance with the Tokyo Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 26, 2018

CORPORATE GOVERNANCE

HONDA MOTOR CO., LTD.

Last updated: June 22, 2018

Honda Motor Co., Ltd.

Takahiro Hachigo

Contact and telephone number: Legal Division

Telephone: 03-3423-1111 (main number)

Securities code number: 7267

http://www.honda.co.jp

The status of corporate governance at Honda Motor Co., Ltd. (hereinafter, “Honda”, the “Company”) is as follows.

I.	Basic Approach to Corporate Governance, and Capital Composition, Corporate Attributes and Other Basic Information

1.	Basic Approach

Honda strives to enhance corporate governance as one of the most important tasks for its management, based on the Company’s basic principle, in order to strengthen the trust of our shareholders/investors, customers and society; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the mid- to long-term; and become “a company that society wants to exist”.

The resolution has been approved in a regular shareholders’ meeting held on the 15th of June 2017 and the Company is adopting a “company with an Audit and Supervisory Committee” system with the aim of reinforcing the supervisory function of the Board of Directors and ensuring the prompt decision-making.

Under the system, the Company operates the Audit and Supervisory Committee, which consists of directors, to delegate the authority to directors from the Board of Directors and accelerate the separation of the supervisory function and business execution function.

We are making efforts to appropriately disclose corporate information including the release and disclosure of quarterly financial results and management policies in a timely and accurate manner to bolster trust and appreciation from shareholders/investors and society. Going forward, we will continue to strive to ensure the transparency of our management.

Reasons for non-compliance

- Supplementary Principle 4.1.2 stating that recognizing that a mid-term business plan is a commitment to shareholders, the board should do their best to achieve the plan.

In order to make the optimum business judgment promptly and flexibly in today’s constantly changing business environment and at the same time to disclose information in an ideal way for shareholders and investors to help them understand the Company’s business strategies and financial performance correctly, the Company announces the business visions and strategies, as well as business outlook for the single fiscal year.

The Company’s midterm business plans are not announced currently: however, the Executive Council decides on a midterm business plans, checks the progress of such plans, conducts analysis, and revises them as necessary. The Board of Directors deliberates and passes the resolution on a midterm business plans developed by the Executive Council, receives reports on the progress and analysis, and supervises the conditions.

- Supplementary Principle 4.10.1 stating that Companies should strengthen the independence, objectivity and accountability of board functions on the matters of nomination and remuneration, by establishing optional advisory committees under the board to which independent directors make significant contributions.

In making a determination to submit the shareholders’ meeting proposal regarding the election, etc. of a director (excluding directors who are Audit and Supervisory Committee members) and determination or revision of the remuneration structure or the remuneration standards for the directors and officers, the Board of Directors shall discuss the matter after hearing the opinions formed in advance by the Audit and Supervisory Committee to enhance independence, objectivity and accountability of the Board. Thus, the company believes optional advisory committees are not necessary and existing structure is appropriately functioning.

Disclosure based on each Corporate Governance Code

Based on the Board of Directors resolutions, “Honda Corporate Governance Basic Policies” showing the company’s basic concept, framework and implementation policy are determined and posted on our website.

URL of “Honda Corporate Governance Basic Policies”: http://world.honda.com/content/dam/site/world/investors/cq_img/policy/governance/20180614_governance_policies_1_e.pdf

[Principle 1.4] Basic policy about cross-shareholdings , verification of appropriateness of the holding, and the voting rights as to the cross-shareholdings

Refer to the Article 16 (Basic Policies for Cross-Shareholdings and Exercise of Voting Rights as to Cross-Shareholdings) of the “Honda Corporate Governance Basic Policies.”

[Principle 1.7] Related Party Transactions

Refer to the Article 10 (Conflicting Interest Transactions) of the “Honda Corporate Governance Basic Policies.”

[Principle 2.6] Effort for company pension fund to function as an asset owner

- Pension fund management for the Company is conducted by the Honda Corporate Pension Fund (hereinafter, the “Fund”).

- The Fund avoids conflicts of interests between the fund beneficiaries and the Company by entrusting the management of its reserve fund to multiple investors in and out of Japan, and, the portfolio managers of the entrusted investors make investment decisions and exercise voting rights at their discretion.

- In order for the Fund to enhance its specialist knowledge in fund management and to exercise its function such as monitoring against investors sufficiently, the Company dispatches its officer(s) and/or staff with expertise in finance and human resources to the Fund. Moreover, the Company checks soundness of the overall operation of the Fund through the activities such as deliberations of asset management committee held quarterly.

[Principle 3.1]

(1) Business principles, business strategies and business plans

Basic principles:	Honda Philosophy is posted on our website.

Business strategies:	“2030 vision” is planned and announced in 2017.

Business plans:	Business forecast for each fiscal year is announced.

(2) Basic views and guidelines on corporate governance Refer to the “Honda Corporate Governance Basic Policies.”

(3) Basic policies and procedures in determining the remuneration of the directors and executive officers

Refer to the Article 12 (Remuneration Policies) of the “Honda Corporate Governance Basic Policies.”

(4) Policies and procedures in the nomination and dismissal of directors and operating officers

Refer to the Article 4 (Policy, etc. for Selection of Candidates for Directors [excluding Directors who are Audit and Supervisory Committee Members]), Article 8 (Policy, etc. for Selection of Candidates for Directors who are Audit and Supervisory Committee Members), and Article 12 (Appointment Policies, Terms, etc. of Office of Executive Officers) of the “Honda Corporate Governance Basic Policies.”

(5) Explanations with respect to the individual nominations of candidates for directors

Refer to the “convening notices for general shareholder meetings” posted on our website.

[Supplementary Principles 4.1.1] Matters to be decided by the Board of Directors and the scope of the matters delegated to the management

Refer to the Article 2 (Roles and Responsibilities of the Board of Directors) of the “Honda Corporate Governance Basic Policies.”

[Principle 4.9] Independence Standards and Qualification for Independent Outside Directors

Refer to the Annex 1 (Criteria for Independence of Outside Directors) of the “Honda Corporate Governance Basic Policies” and II-1 of this report (Matters Relating to Independent Directors).

[Supplementary Principles 4.11.1] View on the appropriate balance between knowledge, experience and skills of the board as a whole, and also on diversity and appropriate board size

Refer to the Article 3 (Constitution of the Board of Directors) of the “Honda Corporate Governance Basic Policies.”

[Supplementary Principles 4.11.2] Conditions of the directors also serving as directors at other companies

Refer to the “convening notices for general shareholder meetings” and relevant documents posted on our website.

[Supplementary Principles 4.11.3] Evaluation of effectiveness of the Board of Directors

For each fiscal year, the Company’s Board of Directors carries out an evaluation of the Board as a whole for the purpose of checking the current state of its operational capabilities, subsequently, to enhance effectiveness.

As same as the previous fiscal year, a self-evaluation was conducted by the Company for 2017. Based on the results of a questionnaire and interviews conducted with the directors, the self-evaluation was deliberated and resolved at the Board of Directors. The self-evaluation questionnaire was prepared under the supervision of outside attorneys. The interviews and the compilation of the results were carried out by outside attorneys as well.

The Board of Directors shared the view that “effectiveness of the Board is ensured appropriately”, through considering measures which had been taken based upon the result of the previous evaluation. Such matters include revision of the composition of directors, revision of the deliberation standard, and enhancing provision of useful information to Outside Directors. Further, in consideration that the Company has transferred to the Company with Audit and Supervisory Committee in June 2017 and adopted “monitoring type” management system, they also shared understanding of the needs to further enhance the Board’s supervising capabilities.

The Company will further enhance monitoring capabilities of the Board of Directors to raise effectiveness as a “monitoring-type” Board of Directors, by providing more information that is beneficial to demonstrate the Board’s supervisory function to directors and, by activating discussion appropriate to monitor global business management.

[Supplementary Principles 4.14.2] Training policy for directors

Refer to the Article 9 (Approaches for Improving Board Effectiveness – Director Training) of the “Honda Corporate Governance Basic Policies.”

[Principle 5.1] Policy for Constructive Dialogue with Shareholders

Refer to the Article 17 (Policies for Dialogue with Shareholders) and the Annex 2 (Policies for Promoting Dialogue with Shareholders) of the “Honda Corporate Governance Basic Policies.”

2.	Capital Composition

Percentage of shares held by foreign investors: 30% or more

Principal Shareholders

Name or Designation	Number of Shares Held (thousands)	Percentage of Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	136,021	7.65
The Master Trust Bank of Japan, Ltd. (Trust Account)	105,712	5.94
Moxley & Co. LLC	59,009	3.32
State Street Bank and Trust Company	52,563	2.96
Meiji Yasuda Life Insurance Company	51,199	2.88
Japan Trustee Services Bank, Ltd. (Trust Account 9)	43,967	2.47
Tokio Marine & Nichido Fire Insurance Co., Ltd.	35,461	1.99
Japan Trustee Services Bank, Ltd. (Trust Account 5)	34,387	1.93
State Street Bank and Trust Company 505234	32,041	1.80
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	31,183	1.75

Existence of controlling shareholders (excluding the parent company): —

Existence of a parent company: None

Supplementary explanation: —

3.	Corporate Attributes

Stock Exchange Listings and market classification: Tokyo Stock Exchange, First Section

Annual closing of accounts: March

Industry classification: Transportation equipment

Number of employees (on a consolidated basis) on the closing date of previous fiscal year: 1,000 or more

Net sales (consolidated) in the previous fiscal year: ¥1 trillion (1,000,000,000,000) or more

Number of consolidated subsidiaries on the closing date of the previous fiscal year: 300 or more

4.	Guidelines for Measures for Protection of Minority Shareholders when Conducting Transactions, Etc., with Controlling Shareholders

—

5.	Other Special Situations That Might Have a Major Influence on Corporate Governance

The Company has two subsidiaries that are listed companies. The Company respects the independence of these listed companies and other subsidiaries.

II.	Overview of Management Supervisory Organization Related to Decision Making, Execution and Supervision and Other Corporate Governance Systems

1.	Matters Related to Governance Units and Their Operation, Etc.

Form of governance organization: Company with audit and supervisory committee

Information on Directors

Number of directors specified in the Articles of Incorporation: 20

Term of directors specified in the Articles of Incorporation: 1 year

Chairperson of the Board of Directors: President

Current number of directors: 14

Appointment of outside directors: Appointed

Number of outside directors: 5

Number of directors specified as independent directors: 5

Relationship with the Company (1)

Name	Affiliation	Relationship with the Company
		a	b	c	d	e	f	g	h	i	j	k
Hideko Kunii	Scholar	No	No	No	No	No	No	No	No	No	No	No

Motoki Ozaki	From another company	No	No	No	No	No	No	No	No	No	No	No

Toshiaki Hiwatari	Attorney at law	No	No	No	No	No	No	No	No	No	No	No

Hideo Takaura	Certified public accountant	No	No	No	No	No	No	No	No	No	No	No

Mayumi Tamura	From another company	No	No	No	No	No	No	No	No	No	No	No

*	Options for Categories of Relationship with the Company

*	If any of the items above apply to the outside directors himself/herself “now or recently”, please mark with a “ ” and, if any of the items above applied to the outside directors himself/herself in the “past”, please mark with a “ ”.

*	If any of the items above apply to a family member or a close relative “now or recently”, please mark with a “ ” and, if any of the items above applied to any of them in the “past”, please mark with a “ ”.

a. person who executes business of the listed company or its subsidiary;

b. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

c. person who executes business of a fellow subsidiary of the listed company;

d. party for which the listed company is a major customer or a person who executes its business;

e. listed company’s major customer or a person who executes its business;

f. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/auditorship from the listed company;

g. listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

h. person who executes the business of a customer of the listed company (where any of items d, e and f do not apply to such customer) (this item only applies to the outside director himself/herself)

i. person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the outside director himself/herself)

j. person who executes the business of an entity to whom the listed company makes donations (this item only applies to the outside director himself/herself)

k. Other

Relationship with the Company (2)

Name: Hideko Kunii

Status as independent director: Yes

Supplementary explanation of applicable items: —

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on her extensive experience in corporations, government and educational institutions as well as considerable knowledge regarding corporate management, she provides advice from an objective, broad and highly sophisticated perspective and monitors general management of the Company.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Hideko Kunii.

Name: Motoki Ozaki

Status as independent director: Yes

Supplementary explanation of applicable items: —

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on his extensive experience and considerable knowledge regarding corporate management, he provides advice from an objective, broad and highly sophisticated perspective and monitors general management of the Company.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Motoki Ozaki.

Name: Toshiaki Hiwatari

Status as independent director: Yes

Supplementary explanation of applicable items: —

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on his extensive experience and considerable knowledge as a legal affairs specialist, he conducts auditing and overseeing activities of the Company’s general management from an objective, broad and highly sophisticated perspective.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Toshiaki Hiwatari.

Name: Hideo Takaura

Status as independent director: Yes

Supplementary explanation of applicable items: —

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on his extensive experience and considerable knowledge as a certified public accountant, he conducts auditing and overseeing activities of the Company’s general management from an objective, broad and highly sophisticated perspective.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Hideo Takaura.

Name: Mayumi Tamura

Status as independent director: Yes

Supplementary explanation of applicable items: —

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on her extensive experience and considerable knowledge regarding corporate activities, she conducts auditing and overseeing activities of the Company’s general management from an objective, broad and highly sophisticated perspective.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Mayumi Tamura.

Existence of any optional committee corresponding to a nominating committee or a compensation committee: None

Information on members of the Audit and Supervisory Committee

Existence of the Audit and Supervisory Committee: Established

Current number of a member of the Audit and Supervisory Committee: 5

Number of full-time member of the Audit and Supervisory Committee: 2

Number of inside director: 2

Number of outside director: 3

Chairman of the Audit and Supervisory Committee: Inside director

Directors and employees to assist with the duties of the Audit and Supervisory Committee: Appointed

Matters relating to independence of subject directors and employees from executive officers

Full-time staff members are employed for the Audit and Supervisory Committee’s Division which is independent from the Company’s chain of command of the directors (excluding directors who are also the members of the Audit and Supervisory Committee) and is under the direct control of the Audit and Supervisory Committee. Under the direct order from the Audit and Supervisory Committee, the Audit and Supervisory Committee’s Division shall support the said Committee so that their duties are executed effectively.

Collaboration among the Audit and Supervisory Committee, Accounting Auditors and the Audit Office

The Audit and Supervisory Committee holds meetings with Accounting Auditors. In this meeting, Accounting Auditors explain and report the auditing plans, results of their auditing activities, etc., and both parties exchange opinions.

During this fiscal year, the Corporate Auditors (before transfer to the company with the Audit and Supervisory Committee) and the Audit and Supervisory Committee (after transfer to the company with the Audit and Supervisory Committee) held 15 meetings with Accounting Auditors.

The Audit Division which is an internal auditing division of the Company periodically reports the auditing policies, auditing plans and the results of audits to the Audit and Supervisory Committee. Moreover, the Division makes additional reports to the Audit and Supervisory Committee as necessary and when requested by the Committee. The Audit and Supervisory Committee and the Audit Division carry out the audit either independently or cooperatively.

Based on the Standards for Audit and Supervisory Committee Reports, the control divisions such as accounting and legal divisions shall periodically provide information necessary for auditing to the Audit and Supervisory Committee or to the committee members appointed by the Committee.

Existence of any optional committee corresponding to a nominating committee or a compensation committee: None

Matters Relating to Independent Directors

Number of independent directors: 5

Other Matters Related to Independent Directors

Criteria for Independence of Outside Directors

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the requirements set forth below:

1. He/She is not a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last five years.

2. He/She is not, and has never been, any of the following during the last five years:

1) a person who executes the business of a large shareholder (*2) of the Company;

2) a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3) a person who executes the business of a major lender of the Company (*4);

4) a person who belongs to an audit corporation which conducts statutory audits for the Company;

5) a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors and outside directors of the Company;

6) a person who executes the business of an entity whose outside director is also a person who executes the business of the Company; or

7) a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3. No family member, close relative, etc. of the outside director currently falls under any of items 1) through 7) in paragraph 2 above.

4. The total number of years of office of the outside director does not exceed 8 years.

*1	A “family member, close relative, etc.” means a spouse of an outside director, a first or second degree relative, or any other relative who lives in the same place as the outside director.

*2	A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

*3	A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4	A “major lender” means a financial institution from which the Company borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

Provision of Incentives

Status of measures to provide incentives to directors: Introduction of a performance-linked remuneration system.

As a result of the approval at the general shareholders meeting on June 14, 2018, a new performance-linked stock-based remuneration system (hereinafter the “System”) was introduced, which provides delivery of shares of the Company, linked to growth of mid- and long-term financial and non-financial criteria, to directors who conduct business execution and who are residents of Japan.

After introduction of the System, remuneration, etc. for the directors shall consist of “fixed monthly remuneration,” “executive bonus” and “stock-based remuneration.”

Supplementary Explanation of Matters Related to This Item

The Company pays bonuses to directors (excluding outside directors and the directors who are Audit and Supervisory Committee members) that reflect performance in each fiscal year.

Persons Eligible for Stock Options: –––

Supplementary Explanation of Matters Related to This Item: –––

Matters Related to the Remuneration of Directors

Status of Disclosure of Remuneration of Individual Directors: Disclosed only for certain individuals

Supplementary Explanation of Matters Related to this Item

In fiscal year 2017, the total remuneration was ¥408 million for 10 directors (excluding Audit and Supervisory Committee members and Outside Directors), ¥29 million for 2 Outside Directors (excluding Audit and Supervisory Committee members), ¥100 million for 2 directors (excluding outside directors) who are also the members of Audit and Supervisory Committee, ¥35 million to 3 Outside Directors who are also the members of Audit and Supervisory Committee, ¥33 million to 2 Corporate Auditors (excluding Outside Corporate Auditors), and 11 million yen to 3 Outside Corporate Auditors, which the total amount is ¥619. Also, regarding directors’ bonuses, 7 directors (excluding Audit and Supervisory Committee members and Outside Directors) were paid a total of ¥230 million.

Additionally, in fiscal year 2017, Director and President Takahiro Hachigo received director’s remuneration of ¥102 million and a director’s bonus of ¥53 million, a total of ¥155 million. Senior Managing Director Toshiaki Mikoshiba received director’s remuneration of ¥81 million and a director’s bonus of ¥28 million, a total of ¥110 million.

Existence of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration: Exists

Disclosure of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration

The Company’s remuneration structure for the officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- to long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, an executive bonus linked to the business results for the relevant business year, and a stock-based remuneration linked to mid- to long-term business results.

Monthly remuneration shall be paid in an amount that is suitable for attracting diverse and exceptional human resources, while taking into consideration the payment standards of other companies etc.

Executive bonuses shall be determined by a resolution of the Board of Directors taking into consideration the business results of each business year, dividends to shareholders, the standards of bonuses of employees and other matters and paid.

Stock-based remuneration shall be paid in the Company’s stock and money and linked to business results in the mid- to long-term based on the standards and procedures approved by the Board of Directors, so that the stock-based remuneration functions as a sound incentive aimed at sustainable growth.

Remuneration of the executive directors and the operating officers shall consist of monthly remuneration paid based on the remuneration standards approved by the Board of Directors as well as executive bonuses and stock-based remuneration.

Remuneration paid to the outside directors and other non-executive directors (excluding Audit and Supervisory Committee members) shall consist only of monthly remuneration based on remuneration standards approved by the Board of Directors.

Remuneration of the directors who are members of the Audit and Supervisory Committee shall consist only of monthly remuneration determined by discussion among directors who are members of the Audit and Supervisory Committee.

In order to advance the Company’s sustainable growth and enhance its corporate value over the mid- to long-term by sharing common interests with the shareholders through having a shareholding in the Company, even directors and operating officers who are not eligible for stock-based remuneration shall acquire the Company’s stock by contributing a certain portion of their fixed remuneration to the Officers Shareholding Association.

Directors and operating officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as stock-based remuneration or acquired through the Officers Shareholding Association.

Support Systems for Outside Directors

The Company provides necessary support to outside directors through the Secretarial Division or the Audit and Supervisory Committee’s Division in a timely manner. Materials on the board of directors’ agenda are distributed and explained in advance for the outside directors, and the information helpful for them to supervise the Company’s business are continuously provided, including when they assume their respective positions.

2.	Matters Related to Governance Functions, Including Execution of Management, Auditing and Internal Supervision, Nominations and Decisions on Remuneration Etc. (Current Corporate Governance System)

Board of Directors

The Board of Directors comprises 14 members (comprising of 9 Inside Directors and 5 Outside Directors, or 12 men and 2 women).

Candidates for director are exceptional people who are familiar with corporate management and the Company’s business, and who have superior character and insight. Gender, nationality and other attributes are of no consequence. Candidates are nominated by the Board of Directors.

In order to respond to the mandate of the shareholders to achieve sustainable growth and enhance the corporate value of the Company over the medium to long term, the duties of the Board of Directors include making decisions concerning key Company matters such as its basic management policies and monitoring of operations.

In addition, the Board of Directors discusses and makes decisions concerning matters specified in the regulations of the Board of Directors, as well as matters set forth in the articles of incorporation and applicable laws. All other matters are delegated to the Representative Directors or the Executive Directors.

If the Board of Directors seeks to submit to the shareholders’ meeting a proposal regarding the election of a director (excluding directors who are Audit and Supervisory Committee members) and to determine or change the remuneration structure or the remuneration standards for the officers, it shall discuss the matter after hearing the opinions formed in advance by the Audit and Supervisory Committee so that independence, objectiveness, and accountability of the Board are enhanced.

In fiscal year 2017, the Board of Directors met 10 times.

Outside Directors

The Company appoints Outside Directors who can supervise the Company’s business management from an objective and broad perspective based on their abundant experience and considerable knowledge. In selecting Outside Directors, the Company seeks to identify persons who have a high degree of independence.

The five Outside Directors currently in office satisfy Independence criteria for outside directors and their interests are not in conflict with those of the Company nor the shareholders.

An Outside Director who is also a member of the Audit and Supervisory Committee shall collaborate with an accounting auditor, internal audit divisions and control divisions, as stated in the section 2-1 “Audit and Supervisory Committee” of this report. The Audit and Supervisory Committee shall provide to other Outside Directors any information beneficial for business management, as necessary.

Audit and Supervisory Committee

The Audit and Supervisory Committee comprises five members who are also directors of the Company (including three Outside Directors).

In order to respond to the entrustment of the shareholders, the Audit and Supervisory Committee shall conduct audits of the directors and execute the duties of the committee prescribed by laws and regulations with the aim of ensuring sound and sustainable growth of the Company.

Each director serving as an Audit and Supervisory Committee member audits the execution of duties by directors in accordance with the auditing and supervisory criteria for the Audit and Supervisory Committee, auditing policies and division of duties, etc., as determined by the Audit and Supervisory Committee. The audit is carried out through participation in important meetings, examination of status of management/company assets, and other activities.

To provide timely and accurate reports to the Audit and Supervisory Committee, Standards for Audit and Supervisory Committee Reports has been established. Based on these standards, reports are made periodically to the Audit and Supervisory Committee on the status of the business operations of the Company and its subsidiaries etc., the design and operation of internal control systems and other matters. Also, when events occur that have a major impact on the Company, reports should be made.

In fiscal year 2017, the Board of Corporate Auditors met 3 times (before transfer to the company with the Audit and Supervisory committee) and the Audit and Supervisory Committee met 5 times (after transfer to the company with the Audit and Supervisory Committee).

Status of Activities to Strengthen the Functions of the Audit and Supervisory Committee

The Company has formed the Audit and Supervisory Committee’s Division as a staff organization directly under the Audit and Supervisory Committee to provide support to the Committee.

In order to ensure the effectiveness of the audit, the Audit and Supervisory Committee appoints two full-time members for the Committee.

Mr. Masafumi Suzuki, a director who is also a member of the Audit and Supervisory Committee, has had sufficient operating experience in the finance and accounting departments of the Company and its subsidiaries, and Mr. Hideo Takaura, also a director and a member of the Audit and Supervisory Committee, has abundant experience and considerable knowledge as a certified public accountant. Both of them qualify as “persons with considerable knowledge of finance and accounting,” as specified under Article 121-9 of the Implementation Regulations of Japan’s Company Law. In addition, the Company’s Audit and Supervisory Committee has recognized Messrs. Masafumi Suzuki and Hideo Takaura as “specialists in finance in the Audit and Supervisory Committee” as specified in the regulations of the U.S. Securities and Exchange Commission, based on Article 407 of U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act of 2002). All five members of the Audit and Supervisory Committee remain independent as specified by the regulations of the U.S. Securities and Exchange Commission.

Organizational Operating System

On the basis of our Fundamental Beliefs and from a long-term perspective, to support business expansion six Regional Operations and a Regional Unit have been established; they are responsible for management of the business in their respective regions. The Business Operations for motorcycles, automobiles and power products develop medium- to long-term plans for their respective products and coordinate efforts with regional functions to optimize and enable smooth global business operations. In addition, each of the Company’s Functional Operations etc., including Brand and Communication Operations, Business Management Operations, Human Resources and Corporate Governance Operations, IT Operations, Production Operations, Purchasing Operations and Customer First Operations, is providing support and coordinating efforts to increase the effectiveness and efficiency of the Honda Group as a whole.

R&D activities are conducted mainly by independent subsidiaries. These activities are carried out with Honda R&D Co., Ltd. and its subsidiaries for products and Honda Engineering Co., Ltd. And its subsidiaries for production technologies in order to create distinctive and internationally competitive products through the application of advanced technology.

Operating Officer System

In order to facilitate quick and appropriate management decisions at the regional and working levels, Honda appoints Operating Officers who have been delegated the business execution authority from the Representative Director or the Executive Director to play the roles in their respective fields of Regional, Business and Functional Operations, R&D subsidiaries and other major organizational units.

Executive Council

The Company has formed an Executive Council which is composed of the Representative Director and the Executive Director, in principle. This council conducts prior discussions of items that will be decided by the Board of Directors, and, within the limits of authority delegated to it by the Board of Directors, deliberates important management matters.

Regional Operating Boards

To give greater autonomy to the regional level and make rapid management decisions, the Company has formed regional operating boards within each region. Within the limits of authority delegated to them by the Executive Council, these regional operating boards deliberate important management matters within their respective regions.

Internal Control

Audit Division, organized to perform internal audits as an independent division directly under the President, has 45 members and audits departments of the Company. It also provides supervision and guidance to internal audit departments of the major subsidiaries and when necessary, audits subsidiaries directly to enhance the internal audit system of the Honda group.

Accounting Audit

The Company has been audited from an accounting perspective by KPMG AZSA LLC as required under Japan’s Company Law, Japan’s Financial Instruments and Exchange Law and the Securities and Exchange Law of the United States.

Within KPMG AZSA LLC, a total of 77 staff conducted the audit for the performance of the Company. These accounting firm staff members comprised 3 certified public accountants (Hiroshi Miura, Hiroyuki Yamada and Tomoo Nishigori) who were in overall charge of the accounting audit, and 74 professional staff (including 22 certified public accountants, 4 accountants with U.S. certified public accountant status and 48 other staff members).

The total remuneration paid to KPMG AZSA LLC and its affiliated accounting firm, KPMG, in fiscal year 2017 for the preparation of the auditor’s report, based on Japan’s Company Law, Japan’s Financial Instruments and Exchange Law, and the Securities and Exchange Law of the United States, which covered the Company and its consolidated subsidiaries, was ¥4,512 million. In addition, remuneration paid by the Company and its consolidated subsidiaries in fiscal year 2017 for services other than auditing services received from KPMG AZSA LLC and its affiliated accounting firm, KPMG, amounted to ¥131 million.

Method of Determining Accounting Auditor Remuneration

In deciding the amount of remuneration for services provided by the Company’s Accounting Auditor, various factors are taken into consideration in discussions with the accounting firm, including the Company’s size, special features, the time schedule for the audit and other matters. In addition, to preserve the independence of the Accounting Auditor, remuneration to be paid is decided, with the prior approval of the Audit and Supervisory Committee.

Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors based on the provisions of Article 427, Paragraph 1 of the Company Law, to the effect of limiting the liability for damages provided for in Article 423, Paragraph 1 of the Company Law to the minimum liability amount provided for in Article 425, Paragraph 1 of the Company Law.

3.	Reasons for the Selection of the Company’s Current Corporate Governance System

In order to further strengthen the supervisory function of the Board of Directors and speed up decision-making, Honda has adopted the Company with Audit and Supervisory Committee that enables increased segregation between the supervisory function and the business execution function and further delegation of the business execution authority to the Executive Directors.

III.	Status of Implementation of Measures Related to Shareholders and Other Interested Parties

1.	Initiatives to Reactivate the General Meeting of Shareholders and Facilitate the Smooth Execution of Voting Rights

Sending of the notice of convocation of shareholder meeting earlier

Supplementary Explanation

The Company is sending the General Meeting notice and relevant documents prior to the statutory period and posting the notice on its website even earlier.

Scheduling of the General Meeting on days to avoid conflicts with other companies’ shareholder meetings

Supplementary Explanation

Holding the Regular General Meeting of Shareholders as early as possible, after considering preparation of schedules, etc.

Electronic exercise of voting rights

Supplementary Explanation

The Company is working to make it possible for shareholders to execute their voting rights via the Internet using PCs and mobile communication devices.

Participation in an electronic voting platform and taking initiatives to improve the voting environment for institutional investors

Supplementary Explanation

Participating in voting platform.

Offer an English-language version of the General Meeting notice (summary)

Supplementary Explanation

Offering an English version of the notice of the General Meeting and relevant documents for foreign investors.

Other

Supplementary Explanation

At the General Meeting, the Company explains about its business report and the matters for resolution in an easy-to-understand manner by utilizing movies and slides. In addition, Honda products and information are on display, with other services provided.

Also, following the directives of Japan’s Cabinet Office, concerning disclosing corporate information etc. announcing the results of the voting during the General Meeting.

2.	Status of Investor Relations (IR) Activities

Hold periodic information meetings for analysts and institutional investors

Supplementary Explanation

Holding information meetings to announce quarterly results (four times a year), and, as necessary, holding press conferences presented by the President and Representative Director.

Explanation by Company Representatives

Yes

Hold periodic information meetings for foreign investors

Supplementary Explanation

For key foreign institutional investors at appropriate times conducting to explain the Honda Group’s business strategies etc.

Explanation by Company Representatives

Yes

Post IR materials on the Company website

Supplementary Explanation

Posting various types of Company information for shareholders and investors on the Company website (Japanese: http://www.honda.co.jp/investors/ English: http://world.honda.com/investors/). Making timely disclosure of materials simultaneously in Japanese and English.

Appoint an IR Representative and create an IR department

Supplementary Explanation

The Company has appointed IR Representative in Japan and North America and is working to expand and enhance IR activities.

Other initiatives

Supplementary Explanation

Issuing a periodic publication for shareholders (Kabunushi Tsushin) that contains information on Honda’s business, products, financial performance and other topics. In addition, holding on-site tours of Honda factories and other facilities in Japan and overseas for shareholders and investors.

3.	Initiatives Related to Respecting the Viewpoints of Stakeholders

Require respect for the viewpoints of stakeholders through issuance of internal guidelines.

Supplementary Explanation

To solidify trust in Honda among customers and in society, “Honda Conduct Guidelines” has been issued as a code of conduct that summarizes the conduct with integrity to be practiced by all personnel working for the Honda Group.

Implement environmental preservation and other CSR activities, etc.

Supplementary Explanation

Honda considers that stakeholder dialogue is a beneficial tool that leads to a proper understanding of stakeholders regarding the Company’s initiatives while also giving the Company an understanding of changes and risks in the social environment. Based on this understanding, the various divisions at Honda conduct dialogues globally, through a variety of opportunities, with the stakeholders engaged in Honda’s business: those stakeholders either are impacted by Honda’s business activities or whose activities that impact Honda’s business activities.

As a part of this activity, Honda issues the Honda Sustainability Report annually to help our stakeholders understand about non-financial activities of Honda, including the areas of environment, safety, quality, and human resource, and also updates the report on our website.

Establish policies, etc., for offering information to stakeholders.

Supplementary Explanation

To gain substantially increased trust and mutual understanding of all stakeholders, Honda emphasizes transparency to offer information proactively. For disclosure of corporate information through earnings and financial reports, a Disclosure Committee has been formed comprising the director or the Operating Officer in charge and other personnel, which is in charge of deliberating the accuracy and appropriateness of disclosure content.

IV.	Matters concerning Internal Control Systems

1.	Basic Views on Internal Control Systems and Development Status Thereof

1.	The Company’s basic policy on development of internal control systems resolved upon by the Board of Directors is as follows.

(1)	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an officer to coordinate all compliance matters and will further develop its compliance systems.

(2)	Systems related to retention and management of information on execution of duties by the Directors

The Company will establish a management policy for information related to the execution of duties by the directors and appropriately store and manage such information.

(3)	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

(4)	Systems for ensuring that the duties of the Directors are being executed efficiently

The Company will endeavor to facilitate the delegation of authority from the Representative Director or the Executive Director by implementing an Operating Officer System and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to Operating Officers and the decision-making process.

To conduct management efficiently and effectively, the Company will establish annual and medium-term business plans, endeavor to share these plans, and supervise their progress.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

(6)	Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the directors who are Audit and Supervisory Committee members), and ensuring effectiveness of instructions to such Directors and employees

The Company will establish a staff organization directly under the Audit and Supervisory Committee to provide support to the said Committee.

(7)	Systems for Directors and employees to report to the Audit and Supervisory Committee and other systems related to reporting to the said Committee

The Company will further develop systems for the management and employees of the Company and its subsidiaries to report to the Audit and Supervisory Committee. No one making such a report will receive any disadvantageous treatment for doing so.

(8)	Other systems for ensuring the effectiveness of audits by Audit and Supervisory Committee

In accordance with laws and ordinances, the Company will bear the necessary expenses for the members of the Audit and Supervisory Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit and Supervisory Committee to be conducted effectively.

2.	An overview of the development and operating status of Internal Control Systems of the Company based on the above basic policy is as follows.

(1)	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the conduct with integrity to be taken by its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Guidelines through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has established the Business Ethics Improvement Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

The Chief Operating Officer for Human Resources and Corporate Governance Operations has been appointed as a Compliance Officer.

The Company has established a Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In fiscal year 2016, the Compliance Committee has held both regular and extraordinary meetings and has deliberated on matters such as the operating status of the Business Ethics Improvement Proposal Line and the revision of the Honda Code of Conduct.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

(2)	Systems related to retention and management of information on execution of duties by the Directors

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the directors.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and stored for a long period of time by the department in charge.

(3)	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

The Executive Vice President and Representative Director has been appointed as Risk Management Officer.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks, and as necessary, the Global Emergency Headquarters is established.

(4)	Systems for ensuring that the duties of the Directors are being executed efficiently

In order to strengthen business operations in each region and field, and to make timely and appropriate business decisions, the Company shall place Executive Officers who have been delegated the business execution authority from the Representative Director or the Executive Director to play the role of business operations in their respective area of responsibility in each area headquarters, business headquarters and functional headquarters, R&D subsidiaries and other main organizations, as necessary.

In addition to the Board of Directors, the Executive Council and the Regional Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to the Executive Directors or the Operating Officers and the decision-making process. Along with the shift to the company with the Audit and Supervisory Committee in June, 2017, the Company has revised its rules of matters regarding resolution of and reporting to the Board of Directors, so that the Company could strengthen the supervisory function of the Board of Directors and has extended the delegation of authority from the Board of Directors to the Executive Council for further increased speed in decision-making.

The Board of Directors determines the business vision, company-wide midterm management plans and the annual business plans, which are then shared throughout the Company through each Chief Operating Officer and other Executive Officers.

The Board of Directors receives reports on the progress of the business vision and company-wide midterm management plans each fiscal year and on the progress of business plans each quarter, thereby supervising the execution status thereof.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

Officers responsible for the supervision of each subsidiary have been appointed from among the Executive Directors and the Operating Officers with jurisdiction over the area related to the business of the relevant subsidiary. These officers regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Improvement Proposal Line of the Company accepts whistle-blowing reports from management and employees of subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

(6)	Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the directors who are Audit and Supervisory Committee members), and ensuring effectiveness of instructions to such Directors and employees

Full-time staff members are employed for the Audit and Supervisory Committee’s Division which is independent from the chain of command of the directors (excluding the members of the Audit and Supervisory Committee) of the Company and is under the direct control of the Audit and Supervisory Committee. Under the direct order from the Audit and Supervisory Committee, the Audit and Supervisory Committee’s Division shall support the said Committee to execute their duties efficiently.

(7)	Systems for Directors and employees to report to Audit and Supervisory Committee and other systems related to reporting to Audit and Supervisory Committee

The Company has established its Standards for the Audit and Supervisory Committee Reports as a set of standards for reports to the Audit and Supervisory Committee, and the relevant departments of the Company regularly report to the Audit and Supervisory Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit and Supervisory Committee is treated disadvantageously for having done so.

(8)	Other systems for ensuring the effectiveness of audits by Audit and Supervisory Committee

In order for the Company to bear the necessary expenses for the Audit and Supervisory Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit and Supervisory Committee.

The Audit and Supervisory Committee work closely with the Audit Division, which serves as the Company’s internal audit department, to conduct audits of the Company and its subsidiaries. Additionally, two full-time members of the Audit and Supervisory Committee are employed to attend meetings of the Executive Council and other important meetings as necessary.

2.	Basic Approach to and Current Status of Activities to Exclude Anti-Social Elements

Honda’s basic policy is to maintain a resolute attitude at all times toward anti-social elements that threaten social order and safety. An organizational unit has been formed to respond to these elements, and the Company works closely with the police and other outside organizations.

V.	Other Information

1.	Adoption of anti-takeover measures

Existence of anti-takeover provisions: None

Supplementary Explanation of Matters Related to this Item

2.	Other matters related to corporate governance, etc.

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Basic policy for timely disclosure

The Company regards the following as material information that should be disclosed and works to make such information available promptly, appropriately and fairly to shareholders, investors and other stakeholders.

Material information

(1)	Corporate information that must be disclosed under Japan’s Financial Instruments and Exchange Law and the regulations of stock exchanges (as set forth in regulations regarding listed securities) and that will have a material impact on investment judgments.

(2)	Other corporate information that may have a material impact on investment judgments.

Internal systems for timely disclosure of corporate information

The Company has established systems for the management of corporate information under which, under the supervision of the officer in charge of handling information , the General Affairs, Legal, Finance and Accounting divisions collect corporate information which is expected to constitute information that is subject to timely disclosure from the Company’s decision-making body, units that have principal responsibility (units with principal responsibility) for businesses relating to the relevant information and subsidiaries and manages such information.

Decisions on whether the information is material and should be disclosed and the manner in which it should be disclosed are made, in accord with the basic policy previously mentioned, through joint discussions led by the officer in charge of handling information together with the General Affairs, Legal, Finance and Accounting divisions; the representative directors; units with principal responsibility; and the officers who manage and supervise such units (officers in charge).